Exhibit 10.22

January 11, 2016

Jeff Goldstein

Dear Jeff,

It gives me great pleasure to present to you this offer of employment as the Interim Chief Executive Officer of United Online, Inc. (the “Company”).  The start date of your employment will be January 11, 2016 (the “Commencement Date”).

As the Interim Chief Executive Officer, you will report to the Company’s Board of Directors (“Board”).  During your employment with the Company, you will devote your full business efforts and time to the Company and will not engage in any other employment, occupation or consulting activity for any direct or indirect remuneration without prior approval of the Board.

The primary location of your employment will be at the offices of United Online in Woodland Hills, California.  However, travel will be required to other offices and locations.

Salary

Your base salary will be $55,000 per month, paid bi-weekly; which shall be pro-rated for any partial calendar month of employment.  Subject to your execution of a separation agreement and release with the Company, your base salary shall be guaranteed through the six (6) month anniversary of your Commencement Date (“Interim Period”), unless you are terminated for “Cause” or voluntarily resign your employment prior to the end of the Interim Period.  At the end of the Interim Period, you and the Company may discuss an extension or modification of your employment with the Company. Any such modification or extension shall be subject to the mutual agreement of the parties.

Your base salary as Interim CEO is inclusive of your bonus and you will not be eligible to participate in the Company’s bonus plan or receive additional bonus without an express written amendment to this letter agreement approved by the Board.

Equity Compensation

In addition to the cash compensation described above, you will receive a one-time equity hiring “inducement” grant in restricted stock units (“RSUs”), with a grant date value equal to $500,000.

Subject to the approval of the Board or its Compensation Committee, the RSUs will be granted on the Commencement Date. The number of RSUs will be determined by dividing $500,000 by the closing price of the Company’s common stock on the Commencement Date.  The RSUs will be governed by the terms of the Company’s 2010 Incentive Compensation Plan, as amended, and the restricted stock unit agreement (collectively, the “Equity Plan”) issued to you on the Commencement Date.  Notwithstanding anything to the contrary in the Equity Plan, provided you remain an employee of the Company  (and, unless an Acceleration Event occurs, as stated below), the RSUs granted to you on your Commencement Date, shall 100% vest at the end of the Interim Period.

World Headquarters

An Acceleration Event for your RSUs shall occur if (i) subject to your execution of a separation and release agreement with the Company, and such release becoming effective within 60 days after your separation date, you are terminated without Cause, prior to the end of the Interim Period; (ii) your employment terminates on account of your death or Disability; or (iii) beneficial ownership of 100% of the stock of United Online, Inc. is acquired (either by any one person or entity, or by more than one person or entity acting as a group).  If an Acceleration Event occurs (and subject to any separation and release agreement becoming effective), then any unvested RSUs which were granted pursuant to this letter agreement shall immediately vest. If you voluntarily terminate your employment or are terminated for Cause prior to the end of the Interim Period, the RSUs shall not vest (partially or otherwise) and shall expire.

Pursuant to the Equity Plan, if the Company issues a special or regular dividend to holders of its common stock and the ex-dividend date occurs prior to the end of the Interim Period, your unvested RSUs shall be eligible to receive such dividend.

Benefits

You will be eligible to participate in each of the Company’s employee benefit plans that is made generally available either to the Company’s employees or to the Company’s senior executives and for which you satisfy the applicable eligibility requirements.  You shall receive paid vacation time of one week during the Interim Period.

In addition, the Company will promptly reimburse you for all reasonable and necessary business expenses you incur in connection with the business of the Company and the performance of your duties hereunder (including expenses associated with the travel requirements set forth in the third paragraph of this letter) upon your submission of reasonable and timely documentation of those expenses in accordance with the Company’s relevant policies.

Policies; Procedures; Employee Proprietary Information and Inventions Agreement; Indemnification Agreement

As an employee of the Company, you will be expected to abide by all of the Company’s policies and procedures, including (without limitation) the terms of your Employee Proprietary Information and Inventions Agreement with the Company (which is attached hereto), the Insider Trading Policy, the Code of Ethics and the Employee Handbook.  You and the Company will enter into the Company’s standard form of Indemnification Agreement for directors and officers effective as of the Commencement Date.

At-Will Employment

Notwithstanding anything to the contrary contained herein, your employment with the Company is “at will” and will not be for any specified term, meaning that either you or the Company will be entitled to terminate your employment at any time and for any reason, with or without cause or advance notice.  Although the Company’s personnel policies and procedures may change from time to time, the “at will” nature of your employment may only be changed in an express written agreement signed by you and the Chairman of the Board of the Company and approved by the Board.

If you are terminated for “Cause” (as defined below) or (except as provided with respect to an “Acceleration Event” for your RSUs) if your employment terminates by reason of death or Disability, you will not be entitled to any compensation after the termination date and will only be entitled to earned but unpaid salary and accrued but unused vacation earned through your final date of employment (the “Accrued Obligations”), which amounts will be paid to you (or your estate, as the case may be) within thirty (30) days of your termination of employment. Rights arising from the terms of the Company’s benefit plans (including any equity plans) will be governed by the terms of such plans.

Notwithstanding the at-will nature of your employment, if the Company terminates your employment prior to the end of the Interim Period, without “Cause” then, in addition to the Accrued Obligations, and subject to your execution and non-revocation of a general release of claims in a form provided by the Company, and such release becoming effective within 60 days after your termination date, (i) you will be eligible to receive the remainder of the base salary for the Interim Period in a lump sum within five business days after the release becomes effective and (ii) subject to your timely election to continue group health coverage under the Consolidated Omnibus Budget

Reconciliation Act (“COBRA”), the Company will pay directly to the insurer, on your behalf, all premiums for you and your covered dependents under COBRA through the end of the month in which the Interim Period ends.

For purposes of this letter, “Cause” means one or more of the following:  (i) if you are convicted of, or enter into a plea of nolo contendere to, a felony or a misdemeanor involving any act of moral turpitude; (ii) if you commit an act of actual fraud, embezzlement, theft or similar dishonesty against the Company or any of its subsidiaries; (iii) if you commit any willful misconduct or gross negligence resulting in material harm to the Company or any of its subsidiaries; or (iv) if you fail, after receipt of detailed written notice and after receiving a period of at least thirty (30) days following such notice to cure such failure, to use your reasonable good faith efforts to follow the reasonable and lawful direction of the Board and to perform your obligations hereunder.

For purposes of this letter, “Disability” means your inability to engage in any substantial activity necessary to perform your duties and responsibilities hereunder by reason of any medically determinable physical or mental impairment which can be expected to result in death or which has lasted, or can be expected to last, for a continuous period of not less than twelve (12) months.

Withholding Taxes

All forms of compensation payable to you by the Company, whether in cash, common stock or other property, are subject to reduction to reflect applicable withholding and payroll taxes.

Restrictive Covenants

Until six (6) months after the termination of your employment with the Company, you agree not to, directly or indirectly, solicit or recruit for employment, any person or persons who are employed by Company or any of its subsidiaries or affiliates, or who were so employed at any time within a period of twelve (12) months immediately prior to the date your employment terminated, or otherwise interfere with the relationship between any such person and the Company; nor will you assist anyone else in recruiting any such employee to work for another company or business or discuss with any such person his or her leaving the employ of the Company or engaging in a business activity in competition with the Company.

Clawback

Any amounts paid or payable to you pursuant to this letter or the Company’s equity or compensation plans will be subject to recovery or clawback to the extent required by any applicable law or any applicable securities exchange listing standards.

Section 409A Compliance

The intent of the parties is that payments and benefits described in this letter comply with Section 409A and accordingly, to the maximum extent permitted, this letter will be interpreted in compliance therewith.  You will not be considered to have terminated employment with the Company for purposes of any payments which are subject to Section 409A unless you have incurred a “separation from service” from the Company within the meaning of Section 409A.  Should the 60-day period referred to in the “At Will Employment” section above span two taxable years, then to the extent necessary to comply with Section 409A, the lump sum severance payment will be paid, and the payment of COBRA premiums will commence (with any missed payments being made up in the first such payment), during the portion of that period that occurs in the second taxable year.  Any equity award which vests on an accelerated basis based on termination of employment will be issued within the sixty (60)-day period following your “separation from service” within the meaning of Section 409A, so long as the release has become effective and enforceable in accordance with its terms following the expiration of the applicable revocation period in effect for that release; provided, however, that should such sixty (60)-day period span two taxable years, the issuance shall be effected during the portion of that period that occurs in the second taxable year; and provided further, however, that if a different issuance date is required for purposes of Section 409A, then the issuance shall occur on such different date.  Each amount to be paid or benefit to be provided under this letter will be construed as a separate identified payment for purposes of Section 409A.  Without limiting the foregoing and notwithstanding anything contained herein to the contrary, to the extent required in order to avoid an accelerated or additional tax under Section 409A of the Code, amounts that would otherwise be payable and benefits that would otherwise be provided pursuant to this letter during the six-month period immediately following your separation from service will instead be paid on the first business day after the date that is six months following your separation from service.  In no event will any expense be reimbursed later than the end of the calendar year following the calendar year in which that expense is incurred, and the amounts reimbursed in any one calendar year will not affect the amounts reimbursable in any other calendar year.  Your right to receive such reimbursements may not be exchanged or liquidated for any other benefit.

Section 280G

If any payment or benefit received or to be received by you (including any payment or benefit received pursuant to this letter or otherwise) would be (in whole or part) subject to the excise tax imposed by Section 4999 of the Internal Revenue Code, or any successor provision thereto, or any similar tax imposed by state or local law, or any interest or penalties with respect to such excise tax (such tax or taxes, together with any such interest and penalties, are hereafter collectively referred to as the “Excise Tax”), then the lump sum cash payment of your base salary will first be reduced, and then, if necessary, any other payments or benefits reduced, but only to the extent necessary to assure that you receive only the greater of (i) the amount of those payments and benefits which would not constitute a parachute payment under Section 280G of the Internal Revenue Code or (ii) the amount which yields you the greatest after-tax amount of benefits after taking into account any Excise Tax imposed on the payments and benefits provided to you hereunder (or on any other payments or benefits to which you may become entitled in connection with any change in control or ownership of the Company or the subsequent termination of your employment with the Company).  Calculations required by this paragraph will be performed by a national accounting firm mutually acceptable to you and the Company.  As expressly permitted by Q/A-32 of the final regulations under Section 280G of the Internal Revenue Code, with respect to performing any present value calculations that are required in connection with the foregoing calculations, the parties affirmatively elect to utilize the Applicable Federal Rates that are in effect as of the Commencement Date (the “January 2016 AFRs”) and the accounting firm shall therefore use the January 2016 AFRs in its determinations and calculations.

Reimbursement of Attorney’s Fees

The Company will reimburse your out-of-pocket legal fees and expenses up to $5,000 in connection with the negotiation and entry into this offer letter and related agreements.

Entire Agreement

This letter, together with the Employee Proprietary Information and Inventions Agreement between you and the Company, any Company handbooks and policies in effect from time to time and the applicable stock plans and agreements evidencing the equity awards made to you from time to time during your period of employment, contains all of the terms of your employment with the Company and supersedes any prior understandings or agreements, whether oral or written, between you and the Company.

Governing Law

The terms of this letter and the resolution of any disputes will be governed by California law, and the venue for any disputes will be in Los Angeles, California.

The Board is looking forward to working with you.  Please indicate your acceptance of this offer on the terms and conditions described herein by signing below.

Best regards,

/s/ Howard G. Phanstiel
HOWARD G. PHANSTIEL CHAIRMAN OF THE BOARD

ACCEPTED AND AGREED:

/s/ Jeff D. Goldstein	1/11/16
Jeff D. Goldstein	Date

Enclosures:
Employee Proprietary Information and Inventions Agreement

EMPLOYEE PROPRIETARY INFORMATION
AND INVENTIONS AGREEMENT

In consideration of my employment or continued employment by United Online, Inc. (my “Employer”), the compensation I receive, and any other consideration I have been provided that was conditioned on my execution of this Employee Proprietary Information and Inventions Agreement (the “Agreement”), I agree as follows:

1.  PROPRIETARY INFORMATION.

(a) Parties.  I understand and agree that this Agreement is intended to benefit Employer and all of its affiliates including , but not limited to, United Online, Inc. (“United Online”) and all of its current and future direct and indirect parents and subsidiaries and their successors (collectively, the “Company”).

(b) Confidential Restrictions.  I understand that, during the course of my work as an employee of Employer, I have had and will have access to Proprietary Information (as defined below) concerning the Company and parties with which the Company has a business relationship. I acknowledge that the Company has developed, compiled, and otherwise obtained, at great expense, such Proprietary Information.  I agree to hold in strict confidence all Proprietary Information and will not disclose any Proprietary Information to anyone outside of the Company and will not use, copy, publish, summarize, or remove from Company premises Proprietary Information except during my employment to the extent necessary to carry out my responsibilities as an employee of Employer.  I further agree that the publication of any Proprietary Information through literature or speeches must be approved in advance in writing in accordance with the Company’s applicable policies and procedures.  I understand that my employment creates a relationship of confidence and trust between me and the Company with respect to Proprietary Information, and I voluntarily accept this trust and confidence.

(c) Proprietary Information Defined.  I understand that the term “Proprietary Information” in this Agreement means all information and any idea, in whatever form, tangible or intangible, whether disclosed to or learned or developed by me, pertaining in any manner to the current or proposed business of the Company unless the information (i) is publicly known through lawful means; (ii) was rightfully in my possession prior to my employment with the Company as demonstrated by written documents currently in existence; (iii) is disclosed to me without restriction by a third party who rightfully possesses and discloses the information and who did not learn of it directly from the Company; or (iv) is reasonably known to people in the trade or industry.  Without limiting the scope of the definition, I understand that the Company considers the following to be included in the definition of Proprietary Information:  (i) all client/customer lists and all lists or other compilations containing client, customer or vendor information; (ii) information about products, proposed products, research, product development, techniques, processes, costs, profits, product pricing, markets, marketing plans, strategies, forecasts, sales and commissions; (iii) plans for the future development and new product concepts; (iv) all information regarding the Company’s subscribers and all information regarding the Company’s subscribers compiled by or derived from the Company’s database; (v) the compensation and terms of employment of other employees; (vi) all other information that has been or will be given to me in confidence by the Company; and (vii) software in various stages of development, designs, drawings, specifications, techniques, models, data, source code, algorithms, object code, documentation, diagrams, flow charts, computer programs, databases, and other data of any kind and description, including electronic data recorded or retrieved by any means.  Proprietary Information also includes any information described above which the Company obtains from another party and which the Company treats as proprietary or designates as Proprietary Information whether or not owned or developed by the Company or the other party.

(d) Company Materials.  I understand that I will be entrusted with “Company Materials” (as defined below) which are important to the Company’s business or the business of Company customers or clients.  I agree that during my employment, I will not deliver any Company Materials to any person or entity outside the Company, except as I am required to do in connection with performing my duties for the Company.  For purposes of this Agreement, “Company Materials” are documents, electronic files or any other tangible or electronic items that contain information concerning the business, operations or plans of the Company or its customers, whether the documents have been prepared by me or others.  Company Materials include, but are not limited to, computers, computer disk drives, computer files, computer disks, documents, code, flowcharts, schematics, designs, graphics, customer lists, drawings, photographs, customer information, etc.

(e) Information Use Return and Acknowledgement.  I agree that I will not retain and I will return all Proprietary Information and all copies of it in whatever form, as well as all Company Materials, apparatus, equipment and other Company property along with all reproductions, to Employer after my employment terminates.  The only exceptions are (i) my personal copies of records of my compensation; (ii) any agreements between me and the Company that I have signed; and (iii) my copy of this Agreement.  I agree to execute reasonable documentation if requested by Employer upon the termination of my employment reflecting such return and acknowledging my obligations under this Agreement.

(f) Prior Actions and Knowledge.  I represent and warrant that from the time of my first contact or communication with the Company, I have held in strict confidence all Proprietary Information and have not disclosed any Proprietary Information to anyone outside of the Company, or used, copied, published, or summarized any Proprietary Information except to the extent necessary to carry out my responsibilities as an employee of the Employer.

(g) Former Employer Information; Consents.  I agree that I will not, during my employment, improperly use or disclose any confidential information, proprietary information or trade secrets of my former or any concurrent employers.  I agree that I will not bring onto the premises of the Company any document or any property belonging to my former or any concurrent employers unless consented to in writing by them.  I represent and warrant that I have returned all property and confidential information belonging to all prior employers.  I also represent and warrant that my performance of services for Employer will not require any authorization, consent, exemption or other action by any other party and will not conflict with, violate or breach any agreement, instrument, order, judgment or decree to which I am subject.

(h) Conflicting Employment.  Except as stated in the Transition section of my offer letter, I agree that, during the term of my employment, I will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or may become involved during the term of my employment, nor will I engage in any other business activities that conflict with my obligations to the Company.

(i) Non-Solicitation of Customers.  I understand and agree that as a result of my employment and the position that I hold, the Company has entrusted and will in the future entrust me with Proprietary Information that is maintained by the Company in confidence and that, if known, would have economic value to a competitor.  Such Proprietary Information includes, but is not limited to, customer identities, requirements, purchasing volumes, demographic needs, and other individualized customer information, source and object code, future technology plans, product strategies, business strategies, software architectures, and the like.  I understand and agree that for a period of one (1) year after termination of my employment with Employer, I will not, without the specific written consent of the Company’s Chief Executive Officer, or his or her designee, for myself or on behalf of any third party: (i) solicit, directly or indirectly, any customer of the Company who was a Company customer during my employment for the purpose of offering products or services that compete in the same market with the Company’s products or services by using Proprietary Information or by otherwise engaging in unfair competition or unfair business practices; (ii) cause a Company customer to terminate its relationship with the Company through unfair competition or business practices, including through the unauthorized use of Proprietary Information; or (iii) solicit, directly or indirectly, any potential customer of the Company with whom the Company was engaged in substantial negotiations during my employment by using Proprietary Information or by otherwise engaging in unfair competition or unfair business practices.  I understand and agree that my solicitation of Company customers on behalf of an entity other than the Company would involve the use of such Proprietary Information.  I understand and agree that pursuit of the activities forbidden by this paragraph would cause the Company significant harm, but that proof of actual damages from such breach would be difficult to ascertain.  Accordingly, I agree that if I breach this provision, I will owe the Company an amount equal to two times the amount collected by the Company from the customer(s) at issue in the one-year period prior to my breach, or in the event I breach this agreement with respect to a prospective customer, one and one half times the anticipated collections from that prospective customer for the one-year period after my breach. None of my activities will be prohibited under this Paragraph if I can prove that the action was taken without the use in any way of Proprietary Information.

(j) Non-Solicitation of Employees.  I agree that for the term of this Agreement and for a period of one (1) year following the termination of my employment with Employer or any other affiliate of the Company, I will not, on behalf of myself or any other person or entity, either directly or indirectly, solicit the services of any person who was employed by the Company on or prior to the date of my termination of employment.

2.  INVENTIONS.

(a) Defined; Statutory Notice.  I understand that during the term of my employment, there have been and are certain restrictions on my development of technology, ideas, and inventions.  The term Invention Ideasmeans all ideas, processes, trademarks, service marks, inventions, technology, computer programs, original works of authorship, designs, formulas, discoveries, patents, copyrights, data and databases and all applications, improvements, rights, and claims related to the foregoing.  I acknowledge and agree that all Invention Ideas that (i) relate to, result from or are suggested by any existing or planned service or product of the Company, (ii) are aided by the use of time, material, Proprietary Information or facilities of the Company, whether or not during working hours, or (iii) relate to any work I perform for Employer, whether or not during normal working hours, that are conceived, developed, or reduced to practice by me alone or with others belong solely to the Company, except to the extent that, to the extent applicable, California Labor Code Section 2870 lawfully prohibits the assignment of these rights (“Company Invention Ideas”).  California Labor Code Section 2870 provides:

Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those inventions that either:

(1)  Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(2)  Result from any work performed by the employee for the employer.

I agree that all original works of authorship which are made by me (solely or jointly with others) within the scope of my employment and which are protectable by copyright are “works made for hire,” as the term is defined in the United States Copyright Act (17 USC, Section 101).

(b) Disclosure.  I agree to maintain adequate and current written records on the development of all Invention Ideas and to disclose promptly to Employer all Invention Ideas and relevant records, which records will remain the sole property of the Employer (except as limited by Cal. Lab. Code Section 2870).  I further agree that all information and records pertaining to any Invention Idea that might reasonably be construed to be a Company Invention Idea, but is conceived, developed, or reduced to practice by me (alone or with others) during my employment or during the one (1) year period following termination of my employment, shall be promptly disclosed to Employer.  If I inform Employer before making a specific disclosure pursuant to this Paragraph that I contend the subject matter being disclosed is not subject to this Agreement, then the disclosure will be received by Employer in confidence so that Employer may examine such information to determine if in fact it constitutes Company Invention Ideas subject to this Agreement.

(c) Assignment.  I agree to assign, and hereby do assign to Employer, without further consideration, all right, title, and interest that I may presently have or may acquire in the future (throughout the United States and in all foreign countries), free and clear of all liens and encumbrances, in and to each Company Invention Idea, which shall be the sole property of Employer, whether or not patentable.  The rights I have assigned, and will assign, include all copyrights, patent rights, trademarks, trade secret rights and any rights of publicity or personality (including usage of my name, voice, image, likeness and performance in any and all media), vested and contingent, and include extensions and renewals thereof and the right to license and assign.  I will waive and hereby do waive any moral rights I have or may have in any Company Invention Idea.  In the event any Company Invention Idea shall be deemed by Employer to be patentable or otherwise registrable, I will assist Employer or the Company, as Employer may direct, (at its expense) in obtaining letters patent or other applicable registrations, and I will execute all documents and do all other things (including testifying at Employer’s expense) necessary or proper to obtain letters patent or other applicable registrations and to vest Employer or the Company, as Employer may direct, with full title to them.  My obligation to assist Employer in obtaining and enforcing patents, registrations or other rights for such inventions in any and all countries shall continue beyond the termination of my employment, but Employer or the Company shall compensate me at a reasonable rate after such termination for the time actually spent by me at Employer’s request for such assistance.  Should Employer be unable to secure my signature on any document necessary to apply for, prosecute, obtain, or enforce any patent, copyright, trademark, or other right or protection relating to any Company Invention Idea, whether due to my mental or physical incapacity or any other cause, I irrevocably designate and appoint Employer and each of its duly authorized officers and agents as my agent and attorney-in-fact, to act for and on my behalf, to execute and file any such document and to do all other lawfully permitted acts to further the prosecution, issuance, and enforcement of patents, copyrights, trademarks, or other rights of protections with the same force and effect as if executed and delivered by me.

(d) License.  In the case of any Invention Idea that I own or in which I have an interest that is not owned by Employer pursuant to the other terms in this Agreement, the following shall apply.  If I use the Invention Idea, or allow it to be used, in the course of the Company’s business, or incorporate the Invention Idea, or allow it to be incorporated, into any product or process owned or developed in whole or in part by the Company, I will grant, and I hereby do grant to Employer and/or one or more affiliates of the Company, as Employer may direct, and their assigns a nonexclusive, perpetual, irrevocable, fully paid-up, royalty-free, worldwide license of all of my interests in the Invention Idea, including all rights to make, use, sell, reproduce, modify, distribute, perform publicly, display publicly and transmit the Invention Idea, without restriction.  At Employer’s direction and expense I will execute all documents and take all actions necessary or convenient for Employer and the Company to document, obtain, maintain or assign their license rights hereunder of my interest in any such invention or work of authorship.

(e) Exclusions.  Except as disclosed in Exhibit A, there are no Invention Ideas that I wish to exclude from this Agreement.  If nothing is listed on Exhibit A, I represent that I have no such Inventions Ideas at the time of signing this Agreement.  I am not aware of any existing contract in conflict with this Agreement.

(f) Post-Termination Period.  I acknowledge that because of the difficulty of establishing when any Invention Idea is first conceived or developed by me, or whether it results from access to Proprietary Information or the Company’s equipment, facilities, or data, I agree that any Invention Idea related to the foregoing shall be presumed to be a Company Invention Idea if it relates to any existing or planned service or product of the Company, and if it is conceived, developed, used, sold, exploited, or reduced to practice by me or with my aid within six months after my termination of employment (voluntarily or involuntarily) with Employer or any other affiliate of the Company, or the Company.  I can rebut the above presumption if I prove that the Invention Idea is not a Company Invention Idea as defined in Paragraph 2(a).

(g) California Labor Code.  I understand that nothing in this Agreement is intended to expand the scope of protection provided me by Sections 2870 through 2872 of the California Labor Code.

3.  CONTRACTS.

I understand that the Company has or may enter into contracts with the government or other companies under which certain intellectual property rights will be required to be protected, assigned, licensed, or otherwise transferred and I hereby agree to execute such other documents and agreements as are necessary to enable the Company to meet its obligations under those contracts.

4.  REMEDIES.

I recognize that nothing in this Agreement is intended to limit any remedy of the Company under the California Uniform Trade Secrets Act or any other relevant state or federal law.  In addition, I recognize that my violation of this Agreement could cause the Company irreparable harm, the amount of which may be extremely difficult to estimate, thus, making any remedy at law or in damages inadequate.  Therefore, I agree that the Company shall have the right to apply to any court of competent jurisdiction for an order restraining any breach or threatened breach of this Agreement and for any other relief the Company deems appropriate.  This right shall be in addition to any other remedy available to the Company in law or equity.

5.  MISCELLANEOUS PROVISIONS.

(a) Assignment/Successors and Assigns.  I agree that Employer may assign to another person or entity any of its rights under this Agreement.  This Agreement shall be binding upon me and my heirs, personal representatives and successors, and shall inure to the benefit of the Employer’s successors and assigns.

(b) Jurisdiction, Choice of Law and Venue.  The validity and construction of this Agreement shall be governed and construed in accordance with the laws of the State of California, excluding the conflicts-of-laws principles thereof.  Each party hereto consents to the exclusive jurisdiction of, and exclusive venue in, any federal or state court of competent jurisdiction located in the County of Los Angeles in the State of California.

(c) Severability.  If any provision of this Agreement, or application thereof to any person, place, or circumstances, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, such provision shall be deemed to be modified to the maximum extent possible to give effect to the intent of the language while still remaining enforceable under applicable law.  The remainder of this Agreement and application thereof shall remain in full force and effect.

(d) No Guarantee of Employment.  I understand this Agreement is not a guarantee of continued employment.  My employment is terminable at any time by Employer or me, with or without cause or prior notice, except as may be otherwise provided in an express written employment agreement properly authorized by Employer.

(e) Entire Agreement.  The terms of this Agreement are the final expression of my agreement with respect to these subjects and may not be contradicted by evidence of any prior or contemporaneous agreement.  This Agreement shall replace and supersede any similar agreement that currently is in effect between me and Employer or the Company, provided that Employer shall retain all rights that have arisen under that prior agreement up to the time I sign this new Agreement.  This Agreement shall constitute the complete and exclusive statement of its terms and no extrinsic evidence whatsoever may be introduced in any judicial, administrative, or other legal proceeding involving this Agreement.  This Agreement can only be modified in writing signed by United Online’s Chief Executive Officer (if Employer is, at the time of the modification, an affiliate of United Online), or signed by Employer’s Chief Executive Officer (if Employer is not an affiliate of United Online at the time of the modification).

I HAVE READ THIS AGREEMENT CAREFULLY AND UNDERSTAND ITS TERMS.  I HAVE COMPLETELY NOTED ON EXHIBIT A TO THIS AGREEMENT ANY PROPRIETARY INFORMATION OR INVENTION IDEAS THAT I DESIRE TO EXCLUDE FROM THIS AGREEMENT.

Date:	1/11/16	/s/ Jeff D. Goldstein
Jeff D. Goldstein

EXHIBIT A
EMPLOYEE’S DISCLOSURE

Prior Inventions.  Except as set forth below, there are no Invention Ideas that I wish to exclude from the operation of this Agreement:

Date:	1/11/16	/s/ Jeff D. Goldstein
Jeff D. Goldstein

None